UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

The Simply Good Foods Company

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

82900L 102

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Conyers Park Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 13,766,778(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,766,778(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,766,778(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.32%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)

Based on 96,132,194 shares of the Issuer’s common stock outstanding as of January 3, 2022 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 5, 2022.

Item 1(a).	Name of Issuer

The Simply Good Foods Company (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1050 17th Street, Suite 1500, Denver, Colorado 80265

Item 2(a).	Names of Persons Filing

Conyers Park Sponsor LLC (the “Reporting Person”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

999 Vanderbilt Beach Road, Suite 601

Naples, FL 34108

Item 2(c).	Citizenship

Delaware

Item 2(d).	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number

82900L 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

Item 4. Ownership

(a) Amount beneficially owned: See response to Item 9 on the cover page.

(b) Percent of Class: See response to Item 11 on the cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: See Row 5 of the cover page.

(ii) Shared power to vote or to direct the vote: See Row 6 of the cover page.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of the cover page.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of the cover page.

The reported securities are held directly by Conyers Park Sponsor LLC (the “Sponsor”). There are five managers of the Sponsor’s board of managers. Each manager has one vote, and the approval of three of the five members of the board of managers is required to approve an action of Conyers Park Sponsor. Under the “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based upon the foregoing analysis, no individual manager of Conyers Park Sponsor exercises voting or dispositive control over any of the securities held by Conyers Park Sponsor, even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares.

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

CONYERS PARK SPONSOR LLC

By:	/s/ Brian K. Ratzan
Name:	Brian K. Ratzan
Title:	Member